A/C No [redacted]
Statement Date 18-Nov-21

CHRISTIE'S

Mailing Address
Masterworks Gallery, LLC as agent for Masterworks Cayman,
SPC on behalf of 090 Segregated Port
255 Liberty Street
29th Floor
New York, NY 10281
United States

Account Address
Masterworks Gallery, LLC as agent for Masterworks Cayman,
SPC on behalf of 090 Segregated Port
255 Liberty Street
29th Floor
New York, NY 10281
United States

PRELIMINARY THIRD PARTY STATEMENT

Site	Currency	Sale Date	Sale No	Lot No	Description	Successful Purchaser	Hammer Price	Buyer's Premium	Bid Amount
New York	USD	9-Nov-21	20095	15A	Christopher Wool Untitled	Yes	6,500,000.00	1,302,500.00	6,500,000.00

Sub Total Amount Due	
Hammer Price	6,500,000.00
Buyer's Premium	1,302,500.00
Flat Financing Fee Due (to You)	(802,500.00)
Net Amount Due to Christie's	**7,000,000.00**

Payment Due to Christie's	
6-May-22	7,000,000.00

Please note that this statement is provided to you as a courtesy and shall not be deemed an amendment to or modification of the agreement or invoice.